Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended June 30, 2020

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended June 30, 2020	Quarter ended March 31, 2020	Quarter ended June 30, 2019
Total income from operations (net)	150,433	158,498	148,718
Net Profit / (Loss) before tax, exceptional and extraordinary items	30,951	29,656	30,720
Net Profit / (Loss) before tax but after exceptional and extraordinary items	30,951	29,656	30,720
Net Profit / (Loss) after tax, exceptional and extraordinary items	24,113	23,451	24,021
Total Comprehensive Income after tax	29,102	25,175	25,311
Equity Share Capital	11,429	11,427	12,071
Reserves excluding Revaluation Reserve	575,325	546,031	580,834
Earnings Per Share (after extraordinary items) (of ₹ 2/- each) Basic: Diluted:	4.20 4.19	4.09 4.07	3.97 3.96

The audited interim consolidated financial results of the Company for the three months ended June 30, 2020 have been approved by the Board of Directors of the Company at its meeting held on July 14, 2020. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

These financial statements, are prepared in accordance with Ind AS.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended June 30, 2020	Quarter ended March 31, 2020	Quarter ended June 30, 2019
Total income from operations (net)	149,228	157,505	147,860
Net Profit / (Loss) before tax, exceptional and extraordinary items	30,953	29,658	30,722
Net Profit / (Loss) before tax but after exceptional and extraordinary items	30,953	29,658	30,722
Net Profit / (Loss) after tax, exceptional and extraordinary items	24,115	23,452	24,023
Total Comprehensive Income after tax	29,107	24,944	25,319
Equity Share Capital	11,429	11,427	12,071
Reserves excluding Revaluation Reserve	571,089	541,790	576,952
Earnings Per Share (after extraordinary items) (of ₹ 2/- each) Basic: Diluted:	4.20 4.19	4.09 4.08	3.97 3.96

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

The audited interim consolidated financial results (under Ind AS) of the Company for the three months endedJune 30, 2020 have been approved by the Board of Directors of the Company at its meeting held on July 14, 2020. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended June 30, 2020	Quarter ended March 31, 2020	Quarter ended June 30, 2019
Total income from operations (net)	121,929	131,272	120,613
Net Profit / (Loss) before tax, exceptional and extraordinary items	27,989	27,627	26,439
Net Profit / (Loss) before tax but after exceptional and extraordinary items	27,989	27,627	26,439
Net Profit / (Loss) after tax, exceptional and extraordinary items	21,926	21,583	20,141
Total Comprehensive Income after tax	25,393	18,865	21,227
Equity Share Capital	11,429	11,427	12,071
Reserves excluding Revaluation Reserve	478,841	453,110	503,140
Earnings Per Share (after extraordinary items) (of ₹ 2/- each) Basic: Diluted:	3.85 3.84	3.79 3.77	3.35 3.34

The audited interim financial results of the Company for the three months ended June 30, 2020 have been approved by the Board of Directors of the Company at its meeting held on July 14, 2020. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company’s website (URL: www.wipro.com).

2.

On July 13, 2020, the Company entered into a definitive agreement to acquire IVIA Serviços de Informática Ltda., a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil, for a consideration of BRL 120 million (USD 22.4 million). The acquisition is subject to customary closing conditions and is expected to close in the quarter ending September 30, 2020.

By Order of the Board,
For Wipro Limited
Place: Bengaluru	Rishad A. Premji
Date: July 14, 2020	Chairman

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054